02058684

PE
9-1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
SEP 2 4 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

(Commission File No. 333-13950)

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

PROCESSED
SEP 2 5 2002
P THOMSON FINANCIAL

Bank Bradesco
(Translation of registrant's name in English)

Cidade de Deus, s/n, Vila Yara
06029 Osasco, SP
Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F__

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No X

Bradesco

Banco Bradesco S.A.

Cidade de Deus, Osasco, SP, September 16, 2002

To
Security and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
Washington, DC

Gentlemen,

Ref.: **Payment of Monthly Interest on Own Capital**
. Banco Bradesco S.A.

The Board of Executive Officers of this Bank, in a meeting held on this date, decided to propose to the Board of Directors, in a meeting to be held on October 1, 2002, the payment to the Company's stockholders, pursuant to the Corporate Bylaws and legal provisions, of interest on own capital related to the month of October/2002, **in the amount of R$0,0117650 for common stock and R$0,0129415 for preferred stock, both per lot of one thousand shares,** benefiting the stockholders registered in the Company's records on that date (10.1.2002).

Upon approval of the proposal, payment will be made on 11.1.2002, at the net amount of **R$0,010 for common stock and R$0,011 for preferred stock, both per lot of one thousand shares** for those shareholders with stock position equal to or over 100,000 shares, after deduction of Income Withholding Tax of fifteen percent (15%), except for the legal entity stockholders that are exempt from this respective taxation, which will receive the declared amount.

For those with stock position up to 99,999 shares, the payment will be made on 1.2.2003, but may be antecipated if the shareholder presents a written request for that purpose.

The respective interest will be computed in the calculation of the minimum compulsory dividend for the year, as provided in the Corporate Bylaws.

The Interests relating to stocks under custody at CBLC - Brazilian Clearing and Depository Corporation will be paid to CBLC, independently the stockholder position which will be transfered to the stockholders through the depository Brokers.

Cordially,

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Bradesco
Banco Bradesco S.A.

Minutes of the Extraordinary Meeting nr. 870, of the Board of Directors of Banco Bradesco S.A., held on 8.26.2002 - Federal Corporate Taxpayer Identification Number (CNPJ) nr. 60.746.948/0001-12 – Register Inscription Number (NIRE) 35.300.027.795. On the 26th day of the month of August 2002, at 10:00 a.m. at the corporate registered office, in Cidade de Deus, Vila Yara, Osasco, SP, on the 4th floor of the Prédio Novo Building, the Company's Board of Directors members held a meeting presided by Mr. Lázaro de Mello Brandão. Mr. Mário da Silveira Teixeira Júnior was absent due to vacation. During the meeting, the members discussed and elected to the position of Department Director, Messrs. ***José Maria Soares Nunes***, Brazilian, married, banker, RG 10.729.603-2/SSP-SP, CPF 001.666.878/20; ***Mauro Roberto Vasconcellos Gouvêa***, Brazilian, divorced, banker, RG 8.609.204/SSP-SP, CPF 010.721.218/83; and ***Valter Crescente***, Brazilian, married, banker, RG 5.262.278/SSP-SP, CPF 519.549.668/49, all residing at Cidade de Deus, Vila Yara, Osasco, SP, and their term of Office shall be commensurate to that of the other members of the Board until the first Meeting of this Body is held after the Ordinary General Meeting in 2003, in compliance with the provisions set forth in Resolution nr. 2.645, of September 22, 1999 of the National Monetary Council, whose names will be submitted for approval by the Brazilian Central Bank once they have taken their offices, and shall remain in their positions until the Board of Directors to be elected in the year 2003, has been approved by the Brazilian Central Bank and has been filed at the Board of Trade and published. The Directors elected hereby declare under penalty of law, that they are in no way prevented from exercising the management of a business enterprise by virtue of any criminal conviction. There being no further business to discuss, the meeting was adjourned and these minutes prepared and signed by the following members. ss) Lázaro de Mello Brandão, Antônio Bornia, Dorival Antônio Bianchi, Márcio Artur Laurelli Cypriano, João Aguiar Alvarez and Denise Aguiar Alvarez Valente.

Osasco, SP, September 16, 2002

Banco Bradesco S.A.
Luiz Carlos Trabuco Cappi
Executive Vice President and
Investor Relations Director

Mod. 1.062.6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bradesco S.A.

Date: September 24,2002

By: ______________________________

Name: Luiz Carlos Trabuco Cappi
Title: Executive Vice President and
Investor Relations Director